

August 1, 2014

<u>Via E-mail</u>
Mr. Richie Boucher
Group Chief Executive
The Governor and Company of the Bank of Ireland
40 Mespil Road
Dublin 4, Ireland

> **Re:** **The Governor and Company of the Bank of Ireland**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-14452**

Dear Mr. Boucher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Principal Risks and Uncertainties

Failure in the Group's processes, operational systems, technology..., page 82

1.   We note your disclosure that you are exposed to operational risk, which may materialize due to a broad range of factors, including, without limitation, information technology failures, the malfunction of external systems and controls, or from external events, such as cyber-crime and fraud. Please tell us whether you have experienced cyber-crime or similar attacks in the past. For example, we note a news article published May 1, 2014 in the Irish Independent reporting that your Business On Line service remains compatible

only with the Internet Explorer browser, which recently experienced security flaws. Such article also reports that "targeted attacks" exploiting such flaws have already occurred, according to Microsoft. If you have experienced cyber-crime or similar attacks, please revise your risk factor disclosure and your operational risk disclosure on page 149 in future filings to disclose that you have experienced such cyber-crime or similar attacks in order to provide the proper context for your disclosure. Please provide draft disclosure to be included in future filings, if applicable. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Exhibits

2. Your Exhibit 12.1, 12.2, 13.1 and 13.2 certifications presented in your Form 20-F do not include the signatures of each of your principal executive and principal financial officers. As such, please amend to include newly signed and dated certifications. Please ensure that you file a full and complete amendment; signatures and Exhibit 12.1, 12.2, 13.1 and 13.2 certifications should also be updated and refer to the Form 20-F/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: <u>Via E-mail</u>
        Brendan Lonergan
        John O'Connor, Esq.